Commission File No. 0-27656

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K
[X] Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[Fee Required] for the year ended December 31, 2002

or

[ ] Transition Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[No Fee Required] for the Transition Period
from ______ to ______ Commission File Number _______________

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

CHILDTIME LEARNING CENTERS, INC.

(Name of issuer of the securities held pursuant to the Plan)

21333 Haggerty Rd, Suite 300
Novi, Michigan 48375

(Address of principal executive offices)

INDEPENDENT AUDITOR’S REPORT
FINANCIAL STATEMENTS
Comparative Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
Schedule of Assets Held for Investment Purposes
Consent of Independent Accountants
Consent of Independent Accountants
906 Certification of Chief Financial Officer

CHILDTIME CHILDREN’S CENTERS
401(K) SAVINGS & RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended December 31, 2002 and 2001

CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1
FINANCIAL STATEMENTS:
Comparative Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS -
Schedule of Assets Held for Investment Purposes	8

Exhibits
Consent of Independent Accountants with respect to the financial statements of the Childtime Children’s Centers 401(k) Retirement & Savings Plan as of December 31, 2002 and for the year ended December 31, 2002	23.1

Consent of Independent Accountants with respect to the financial statements of the Childtime Children’s Centers 401(k) Retirement & Savings Plan as of December 31, 2001	23.2

906 Certification of Chief Financial Officer/Trustee	99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHILDTIME CHILDREN’S CENTER’S 401(k) SAVINGS & RETIREMENT PLAN

By: /s/ Frank Jerneycic

Frank Jerneycic Chief Financial Officer Childtime Learning Centers, Inc.

Date: June 16, 2003

June 5, 2003

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
of Childtime Children’s Centers
401(k) Savings & Retirement Plan
21333 Haggerty Road, Suite 300
Novi, Michigan 48375

We have audited the accompanying statement of net assets available for plan benefits of Childtime Children’s Centers 401(k) Savings & Retirement plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Childtime Children’s Centers 401(k) Savings & Retirement Plan as of December 31, 2001 were audited by other auditors whose report dated June 12, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Childtime Children’s Centers 401(k) Savings & Retirement Plan as of December 31, 2002, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes, referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FOLLMER RUDZEWICZ PLC
Sterling Heights, Michigan

CHILDTIME CHILDREN’S CENTERS
401(K) SAVINGS & RETIREMENT PLAN

COMPARATIVE STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

ASSETS

	December 31,

	2002	2001

Investments, at fair market value:
Mutual funds	$4,558,409	$4,943,427
Company stock fund	57,498	147,614
Participant loans	88,336	67,832

Total investments	$4,704,243	$5,158,873
Contributions receivable:
Participant	79,636	76,484
Employer	12,259	11,480
Other receivable	—	56,977

Net assets available for benefits	$4,796,138	$5,303,814

The attached NOTES TO FINANCIAL STATEMENTS form an intergral part of these statements.

CHILDTIME CHILDREN’S CENTERS 401(K)
SAVINGS & RETIREMENT PLAN

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income — interest and dividend income	$114,546

Contributions:
Participants	$676,493
Employer	103,308

Total contributions	$779,801

Total additions to net assets	$894,347

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	$768,928
Benefit payments	633,095

Total deductions from net assets	$1,402,023

NET DECREASE IN NET ASSETS	$(507,676)
NET ASSETS AVAILABLE FOR BENEFITS, January 1	5,303,814

NET ASSETS AVAILABLE FOR BENEFITS, December 31	$4,796,138

The attached NOTES TO FINANCIAL STATEMENTS form an integral part of these statements.

CHILDTIME CHILDREN’S CENTERS 401(K)
SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

Childtime Childcare, Inc. (the “Company”) established the Plan effective June 1, 1991. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed one year of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During the 2000 plan year, a former administrator of the plan went into receivership. They administered the Plan’s disbursement and contribution transactions between the Plan’s Recordkeeper and the Company. As of December 31, 2001, the Plan was owed $56,977 by the former administrator, which was repaid during 2002.

Contributions and Investment Options

Participants may contribute up to 15 percent of their eligible earnings as defined in the plan agreement. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in 1 percent increments in any of 9 investment options. These options are professionally managed mutual funds, including the Company’s common stock, and vary in their respective strategies, risks, and goals. Participants may change their investment options daily. Each year, the Company matches 25 percent of employee contributions on up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

Participant Accounts

An account is maintained on behalf of each participant by the Recordkeeper. On a quarterly basis, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Vesting

A participant’s account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the plan agreement.

Payment of Benefits

The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

Payments to participants upon termination of service are made in the form of a lump-sum distribution.

Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

Participant Loans

Upon written request of individual active participants, the Plan administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2002, interest rates on participant loans range from 6.25 percent to 11.5 percent. The loan shall require periodic payments and shall not exceed five years in duration.

Forfeited Employer Contributions

At December 31, 2002, forfeited nonvested employer contributions totaled $16,571 and will be used to reduce future employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

Investments in the Company’s common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Franklin Small-Mid Cap Growth Fund, Templeton Foreign Fund, Washington Mutual Investors Fund, The Bond Fund of America, The Growth Fund of America, Vanguard 500 Index Fund, The American Balanced Fund, The Cash Management Trust of America, and the AIM Cash Reserves Shares are valued by the fund managers on the basis of established market prices of fund investments at the end of the year. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

Cash

Cash items represent pending transfers between investment funds options that have not settled as of the plan year-end. The cash does not bear interest and does not include unrealized appreciation (depreciation).

Net Appreciation (Depreciation)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the plan agreement.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the statement of net assets available for benefits. Due to the short term nature of the Plan’s receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.

NOTE 3 TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2002, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 RELATED PARTY TRANSACTIONS

For the periods ended December 31, 2002 and 2001, the Company paid for the administrative expenses of the Plan. The Chief Financial Officer of the Company is the Trustee of the Plan.

NOTE 5 BENEFITS PAYABLE

There were no benefits payable to participants who became eligible to take distributions from the Plan at December 31, 2002 and 2001.

NOTE 6 INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR
PLAN BENEFITS

The following investments represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2002	2001

Franklin Small-Mid Cap Growth Fund — Class A, 24,201 and 22,145 shares, respectively	$531,213	$750,890
Templeton Foreign Fund — Class A, 39,090 and 31,561 shares, respectively	$324,839	$340,150
Washington Mutual Investors Fund — Class A, 67,225 and 29,654 shares, respectively	$1,580,469	$1,876,459
The Bond Fund of America — Class A, 42,554 and 30,752 shares, respectively	$540,432	$576,174
AIM Cash Reserves Shares, 807,155 and 815,251 shares, respectively	$807,155	$815,251
American Balanced Fund — Class A, 39,064 and 35,264 shares, respectively	$563,307	$558,936

NOTE 7 OTHER

Differences between the data shown on Pages 2 and 3 of this report and the Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

SUPPLEMENTAL INFORMATION

CHILDTIME CHILDREN’S CENTERS
401(K) SAVINGS & RETIREMENT PLAN
EIN # 36-2616190

Schedule H, Line 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

(a)	(b)	(c)	(e)
		Description of investment including maturity
Party in		date, rate of interest, collateral, par
Interest	Identity of issuer	or maturity value	Current value

*	Franklin Templeton	Small-Mid Cap Growth Fund - Class A	$531,213
*	Franklin Templeton	Foreign Fund - Class A	324,839
*	The American Funds Group	Washington Mutual Investors Fund	1,580,469
*	The American Funds Group	American Balanced Fund	563,307
*	The American Funds Group	The Bond Fund of America	540,432
*	The American Funds Group	The Growth Fund of America	40,533
*	The American Funds Group	The Cash Management Trust of America	142,171
*	AIM Funds	Cash Reserve Shares	807,155
*	The Vanguard Group	Vanguard 500 Index Fund	28,290
*	Childtime Learning Centers, Inc.	Childtime Leaning Centers, Inc. Stock	57,498
*	Participant loans	Participant loans (interest rates from 6.25% to 11.50%)
			88,336

			$4,704,243

Exhibit Index

Number	Description

23.1	Consent of Independent Accountants
23.2	Consent of Independent Accountants
99.1	Certification of Chief Financial Officer/Trustee pursuant to Section 906 of the Sarbanes-Oxley Act